Morgan, Lewis & Bockius LLP

Counselors at Law

1701 Market Street

Philadelphia, PA 19103-2921

215-963-5000

Fax: 215-963-5001

July 9, 2009

VIA EDGAR AND FAX (703) 813-6986

Ms. Melissa Hauber

Senior Staff Accountant, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ICT Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

March 16, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009

File No. 0-20807

Dear Ms. Hauber:

We are writing to confirm my telephone conversation with you on July 6, 2009, during which we requested that ICT Group, Inc. be provided additional time to respond to your letter of June 29, 2009 to Mr. Vincent A. Paccapaniccia regarding the above-referenced filing. In this regard, ICT Group has advised us that it will provide a response by July 23, 2009. We appreciate the staff’s courtesy in this matter.

Sincerely,

/s/ Justin W. Chairman
Justin W. Chairman